FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.     Document

1.      FRN Variable Rate Fix dated 25 May 2004
2.      FRN Variable Rate Fix dated 27 May 2004
3.      FRN Variable Rate Fix dated 27 May 2004
4.      FRN Variable Rate Fix dated 27 May 2004
5.      Employee Share Option Scheme dated 28 May 2004
6.      FRN Variable Rate Fix dated 28 May 2004
7.      FRN Variable Rate Fix dated 28 May 2004
8.      FRN Variable Rate Fix dated 28 May 2004

Exhibit No. 1

Northern Rock PLC

RE:     NORTHERN ROCK PLC
        GBP 4,506,000.00
        MATURING: 25-Aug-2009
        ISSUE DATE: 25-Feb-2004
        ISIN: XS0187137640

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-May-2004 TO 25-Aug-2004 HAS BEEN FIXED AT 4.751250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 25-Aug-2004 WILL AMOUNT TO:
GBP 11.98 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 2

Northern Rock PLC

RE:     NORTHERN ROCK PLC
        USD 400,000,000.00
        MATURING: 28-Feb-2006 ISSUE
        DATE: 28-Feb-2001
        ISIN: XS0125090810

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 28-May-2004 TO 31-Aug-2004 HAS BEEN FIXED AT 1.450000 PCT

DAY BASIS 95/360

INTEREST PAYABLE VALUE 31-Aug-2004 WILL AMOUNT TO:
USD38.26 PER USD 10,000.00 DENOMINATION
USD 382.64 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 3

Northern Rock PLC

RE:     NORTHERN ROCK PLC
        GBP 1,439,000.00
        MATURING: 27-Nov-2009
        ISSUE DATE:21-Nov-2003
        ISIN: XS0180938713

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-May-2004 TO 27-Aug-2004 HAS BEEN FIXED AT 4.766250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 27-Aug-2004 WILL AMOUNT TO:
GBP 12.01 PER GBP1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 4


Northern Rock PLC

RE:     NORTHERN ROCK PLC
        GBP 253,000.00
        MATURING: 27-Nov-2008
        ISSUE DATE: 21-Nov-2003
        ISIN: XS0180937152

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
27-May-2004 TO 27-Aug-2004 HAS BEEN FIXED AT 4.696250 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 27-Aug-2004 WILL AMOUNT TO:
GBP 11.84 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 5


                                NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 28 May 2004 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 1,250 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 2,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,495,719 Shares representing 1.30% of the Company's issued share capital.

Exhibit No. 6


Northern Rock PLC

RE:     NORTHERN ROCK BUILDING SOCIETY
        GBP 703,000.00
        MATURING: 29-Aug-2008
        ISSUE DATE: 27-Jun-2003
        ISIN: XS0171562332

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-May-2004 TO 31-Aug-2004 HAS BEEN FIXED AT 4.717500 PCT

DAY BASIS 95/365

INTEREST PAYABLE VALUE 31-Aug-2004 WILL AMOUNT TO:
GBP 12.28 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 7


Northern Rock PLC

RE:     NORTHERN ROCK PLC
        GBP 295,000.00
        MATURING: 28-Nov-2008
        ISSUE DATE: 28-Nov-2003
        ISIN: XS0181374702

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
28-May-2004 TO 31-Aug-2004 HAS BEEN FIXED AT 4.717500 PCT

DAY BASIS 95/365

INTEREST PAYABLE VALUE 31-Aug-2004 WILL AMOUNT TO:
GBP 12.28 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Exhibit No. 8


Northern Rock PLC

RE:     NORTHERN ROCK PLC
        EUR 50,000,000.00
        MATURING: 01-Sep-2005
        ISSUE DATE: 01-Mar-2004
        ISIN: XS0187276174

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01-Jun-2004 TO 01-Sep-2004 HAS BEEN FIXED AT 2.112000 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 01-Sep-2004 WILL AMOUNT TO
EUR 539.73 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  01 June 2004             By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary